Exhibit 3.23a

CERTIFICATE OF FORMATION

OF

NRG SOLAR LAS VEGAS MB 1 LLC

1.                                      Name:  The name of the limited liability company is NRG Solar Las Vegas MB 1 LLC.

2.                                      Registered Office:  The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington 19801, County of New Castle.  The name of its registered agent at such address is The Corporation Trust Company.

3.                                      Organizer:  The name and address of the sole organizer of the limited liability company is Elizabeth McCormack, NRG Energy, Inc., 211 Carnegie Center, Princeton, NJ 08540.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of NRG Solar Las Vegas MB 1 LLC on this 11th day of October, 2013.

/s/ Elizabeth McCormack
Elizabeth McCormack
Authorized Person